UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Activision Blizzard, Inc.

(Name of Issuer)

Common Stock, $0.000001 par value

(Title of Class of Securities)

00507V109

(CUSIP Number)

George E. Bushnell III, Esq.

Senior Vice President and Deputy General Counsel

Vivendi S.A

800 Third Avenue, 5th Floor

New York, New York 10022

Telecopy: (212) 572-7496

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 13, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 00507V109

1.	Names of Reporting Persons Vivendi S.A.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, BK, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A
6.	Citizenship or Place of Organization France
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A
13.	Percent of Class Represented by Amount in Row (11) 0
14.	Type of Reporting Person (See Instructions) OO

This Amendment No. 6 (this “Amendment”) amends and supplements the Schedule 13D filed on July 18, 2008 (the “Original Filing”), as amended by Amendment No. 1 thereto filed on November 17, 2011 (“Amendment No. 1”), Amendment No. 2 thereto filed on July 30, 2013 (“Amendment No. 2”), Amendment No. 3 thereto filed on October 15, 2013, Amendment No. 4 thereto filed on May 29, 2014 (“Amendment No. 4”) and Amendment No. 5 thereto filed on June 17, 2015 (“Amendment No, 5”, and together with the Original Filing, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5, the “Schedule 13D”), by the Filing Person relating to the common stock, par value $0.000001 per share (“Common Stock”) of Activision Blizzard, Inc., a Delaware corporation (the “Issuer”). Information reported in the Schedule 13D remains in effect except to the extent that it is amended, supplemented, restated or superseded by information contained in this Amendment. Each capitalized term used herein but not defined in this Amendment shall have the meaning assigned to such term in the Schedule 13D.

Item 4 of the Schedule 13D is hereby amended and supplemented to reflect the following:

Item 4 of Schedule 13D is hereby amended and supplemented to incorporate by reference the amendments and supplements to Item 6 herein.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) As of the date of this Amendment, the Filing Person did not own any Shares.

(b) The number of Shares as to which there is sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition for the Filing Person is 0.

(c) The following transaction was effected in the past 60 days:

On January 13, 2016, Vivendi unwound the previously disclosed hedge, using a zero-cost collar, set up on June 11, 2015 with respect to the 41,499,688 Shares it then held and sold all of these shares to a financial institution.

(d) Not applicable.

(e) Not applicable.

Item 6 of the Schedule 13D is hereby amended by adding the following language at the end thereof:

On January 13, 2016, Vivendi unwound the previously disclosed hedge, using zero-cost collar, that was set up on June 11, 2015 with Barclays Bank PLC (“Barclays”), with respect to the remaining 41,449,688 Shares of Issuer owned by Vivendi and sold this entire position to Barclays for net proceeds of US$1.1 billion (approximately €1 billion) and recovered a cash deposit of US$0.4 billion. As a result of this transaction, Vivendi no longer owns any shares of the Issuer.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 19, 2016

VIVENDI S.A.

By:	/s/ George E. Bushnell III
Name:	George E. Bushnell III
Title:	Senior Vice President and Deputy General Counsel